Exhibit 99.4

120 Collins Street Melbourne 3000 Australia T +61(0) 3 9283 3333 F +61(0) 3 9283 3707
Media release

Rio Tinto agrees sale of interest in Northparkes

29 July 2013

Rio Tinto has reached a binding agreement for the sale of its 80 per cent interest in Northparkes to China Molybdenum Co., Ltd. (CMOC) for US$820 million.

Rio Tinto chief financial officer Chris Lynch said “The sale of Northparkes represents great value for our shareholders and demonstrates our continued focus and discipline in the way we allocate capital across the Group.

“Northparkes is a successful business but is not of sufficient size to be a good fit with our strategy. We believe it will have a strong future under its new ownership. Rio Tinto will continue to manage Northparkes to the highest safety and environmental standards during the transition to the new owner.

“The agreed sale of Northparkes follows our recently completed divestment of the Eagle nickel project in the United States while the Palabora sale is now unconditional and expected to close on 31 July. As always, any decision to sell is driven by our focus on delivering the best value for our shareholders.”

The sale is subject to Rio Tinto’s joint venture partners, Sumitomo Metal Mining and Sumitomo Corporation Mineral Resources, waiving or failing to exercise their pre-emption rights under the terms of the Northparkes Joint Venture Agreement.

The sale is also conditional upon customary regulatory approvals, and the approval of CMOC shareholders. Rio Tinto has received binding commitments from the two major CMOC shareholders holding 69 per cent of CMOC shares to support the transaction, which is sufficient for the relevant shareholder resolutions to be passed.

The transaction is expected to close by the end of 2013.

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto's business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

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About China Molybdenum Co., Ltd

China Molybdenum Co., Ltd. (“CMOC”) is primarily engaged in the mining and processing, smelting, downstream processing, trade, research and development of molybdenum, tungsten and precious metals. It is the world’s fourth largest molybdenum and second largest tungsten concentrate producer in the world, and an emerging precious metals producer in China. CMOC’s core asset, the wholly-owned Sandaozhuang molybdenum-tungsten mine located in Luoyang China, is one of the largest defined molybdenum reserves and second largest defined tungsten reserves in the world. CMOC is dual-listed on the Hong Kong Stock Exchange (HK3993) and the Shanghai Stock Exchange (SH603993).

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For further information, please contact:

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Christina Mills
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